FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated August 4, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: September 7, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

September 7, 2005

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

 MADISON

             Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.

Tel:       (604) 331-8772           Fax:   (604) 331-8773

August 4, 2005

Trading Symbols:  TSX Venture – MMR

OTC\BB-MMRSF

Web Site:  www.madisonminerals.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has agreed to issue a total of 156,839 shares at a deemed price of $0.265 per share to a key employee in lieu of cash compensation.  The issuance of these shares is subject to regulatory approval.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“J.G. Stewart”

__________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN